Exhibit 12.1

Centex Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except ratios)

	Fiscal Years Ended March 31, (1)
	2009	2008	2007	2006	2005

Earnings
Earnings (Loss) from continuing
operations (2)	$(1,526,771)	$(2,875,158)	$106,786	$1,880,738	$1,394,606
Minority interests in income of
consolidated subsidiaries	326	1,333	2,587	3,469	2,467
Undistributed (income) loss from
equity investments	70,777	104,479	79,615	6,298	(3,717)
Fixed charges	253,992	312,277	421,491	321,733	236,001
Interest capitalized	(165,992)	(238,203)	(308,023)	(232,860)	(176,874)
Amortization of capitalized interest	183,799	314,017	246,579	171,189	131,937
Net Earnings (Loss)	$(1,183,869)	$(2,381,255)	$549,035	$2,150,567	$1,584,420

Fixed Charges
Interest expense including amortization
of debt discount (3)	$244,392	$302,577	$407,391	$312,133	$228,501
Interest factor attributable to rentals	9,600	9,700	14,100	9,600	7,500
Total Fixed Charges	$253,992	$312,277	$421,491	$321,733	$236,001

Ratio of Earnings to Fixed
Charges (4)	-	-	1.30	6.68	6.71

Coverage Deficiency	$1,437,861	$2,693,532

(1)
The ratios presented in this table have been adjusted to reflect our home services operations (sold in April 2008), Construction Services (sold in March 2007), Home Equity (sold in July 2006), International Homebuilding (sold in September 2005), Construction Products (spun off in January 2004), and Manufactured Homes (spun off in June 2003) as discontinued operations.

(2)	Earnings (Loss) from Continuing Operations are Before Income Taxes and Cumulative Effect of a Change in Accounting Principle adopted in fiscal 2004.

(3)	Excludes interest related to our unrecognized tax benefits as such interest is included as a component of the income tax provision.

(4)	Earnings were inadequate to cover fixed charges for the fiscal years ended March 31, 2009 and 2008.